As filed with the Securities and Exchange Commission on August 22, 2003. File No. 70-10072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM U-1
APPLICATION OR DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402

(Name of company or companies filing this statement and address of principal executive office)

Xcel Energy Inc.
(Name of top registered holding company parent of each applicant or declarant)

Gary R. Johnson, Esq.
Vice President and General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(Name and address of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Robert J. Joseph
Michael G. Strohmeier
Jones Day
77 West Wacker
Suite 3500
Chicago, IL 60601

SIGNATURE
EX-B-1 Stock Purchase Agreement
EX-D.2 Order by Arizona Corporation Commission
EX-G Proposed Form of Notice

     This Amendment No. 1 to Form U-1 Application-Declaration amends and restates an Application-Declaration on Form U-1 (as amended, the “Declaration”) filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2002.

ITEM I. Description of Proposed Transactions.

A.	Introduction.

     Xcel Energy Inc., a registered public utility holding company (“Xcel Energy” or “Applicant”) owns all of the outstanding common stock of Black Mountain Gas Company, a Minnesota corporation and gas utility company (“Black Mountain”). This Declaration seeks approval pursuant to Section 12 (d) of the Public Utility Holding Company Act of 1935, as amended (the “Act”) and Rules 44 and 54 of the Commission’s regulations, to sell Xcel Energy’s ownership interest in Black Mountain to a non-affiliated, third-party, Southwest Gas Corporation, a California corporation (“Southwest”).

B.	Description of the Proposed Sale of the Stock of a Public Utility Company

     Black Mountain is a wholly-owned gas utility subsidiary of Xcel Energy. On May 24, 2002 Xcel Energy and Southwest entered into a Stock Purchase Agreement (the “Agreement”), pursuant to which Xcel Energy agreed to sell and transfer to Southwest, and Southwest agreed to purchase from Xcel Energy, all of the issued and outstanding common stock of Black Mountain (the “Stock”). In consideration for the sale and transfer of the Stock, Southwest agreed to pay to Xcel Energy $18,700,000 in cash plus an additional amount of up to $6,500,000 necessary to redeem, retire or defease certain long-term debt of Black Mountain at or prior to closing (collectively, the “Consideration”), all as more fully described in the Agreement. A copy of the Agreement, as amended is filed as Exhibit B-1 to this Declaration. The Consideration to be paid by Southwest was determined through arms-length negotiations between representatives of Xcel Energy and Southwest and constitutes a fair and adequate compensation for the Stock. Xcel Energy, among other factors, took into consideration the discounted cash flow of Black Mountain and looked at comparable transactions, including its acquisition of Black Mountain, to verify the fairness and adequacy of the Consideration.

     Northern States Power Company (“NSP”) acquired Black Mountain in 1998 pursuant to a merger of Black Mountain (at that time an Arizona corporation) with and into NSP. In connection with NSP’s merger with New Century Energies, Inc. to form Xcel Energy, NSP transferred the assets of the former Black Mountain Gas Company into a newly created subsidiary of Xcel Energy (also named Black Mountain Gas Company).1 The sale of Black Mountain is the result of Xcel Energy’s business strategy of refining its focus on core operations, as well as recent changes in the energy industry. The Consideration to be received by Xcel Energy will be contributed to Xcel Energy’s general funds and as such used for general corporate purposes.

C.	Description of the Parties to the Proposed Sale of the Stock of a Public Utility Company

     Xcel Energy is a registered public utility holding company under the Act. Xcel Energy directly owns six utility subsidiaries (the “Utility Subsidiaries”) that serve electric and/or natural gas customers in 12 states. These six Utility Subsidiaries are Black Mountain; Northern States

[1]	The transfer was approved by the Commission, Holding Co. Act Release No. 27212 (Aug. 16, 2000).

Power Company, a Minnesota corporation; Northern States Power Company, a Wisconsin corporation; Public Service Company of Colorado; Southwestern Public Service Co.; and Cheyenne Light, Fuel and Power Company. Their service territories include portions of Arizona, Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin and Wyoming. Xcel Energy sold its interest in Viking Gas Transmission Company in January 2003. Xcel Energy also owns or has an interest in a number of nonregulated businesses, the largest of which is NRG Energy Inc. (“NRG”), an independent power producer.2

     Black Mountain is a wholly-owned gas utility subsidiary of Xcel Energy operating in Arizona. Black Mountain is certified by the ACC to provide natural gas and propane service within the State of Arizona. Black Mountain currently provides service to approximately 8,500 natural gas customers and about 2,500 propane customers and had revenues of approximately $9.5 million in 2002.

     Southwest is a natural gas service company serving over 1.4 million households, businesses and industries in Arizona, Nevada and portions of California. Southwest is certified to provide natural gas service in Arizona. Xcel Energy has been advised by Southwest that it will be filing a Form U-3A-2 Exemption Statement regarding the acquisition. For a description of Southwest’s plans with respect to the integration of Black Mountain immediately after the acquisition of the Stock, please see Southwest’s application to the ACC, a copy of which is filed herein as Exhibit D-1.

ITEM II. Fees, Commissions and Expenses.

     The fees, commissions and expenses to be incurred in connection with the proposed transaction are expected not to exceed $75,000.

ITEM III. Applicable Statutory Provisions.

     Section 12(d) of the Act and Rules 44 and 54 thereunder are believed to be applicable to the proposed transaction. To the extent that the proposed transaction is considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

Section 12(d)/Rule 44.

     Section 12(d) makes it unlawful for any registered holding company to sell the securities of any public utility company in contravention of such rules and regulations or orders regarding the consideration to be received for such sale, maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest and similar matters as the Commission deems necessary or appropriate. Under Rule 44(a) no registered holding company may sell the security

[2]	On May 14, 2003, NRG filed a voluntary petition for relief under chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “New York Bankruptcy Court”). The making of this voluntary filing constitutes an order for relief under the Bankruptcy Code and NRG thus became a debtor in possession subject to the jurisdiction of the bankruptcy court and the requirements of the Bankruptcy Code. Under the requirements of the Bankruptcy Code (11 U.S.C. #363), any significant or out of the ordinary course transactions by NRG require the prior approval of the New York Bankruptcy Court.

of any public utility company, except pursuant to a declaration notifying the Commission of the proposed transaction, which has become effective in accordance with Rule 23, and pursuant to the order of the Commission with respect to such declaration. Applicant respectfully requests the Commission to issue an order approving this Declaration.

     As discussed above, the Consideration was the product of arms-length bargaining between unaffiliated parties. Xcel Energy does not expect that the sale of the Stock will adversely affect competitive conditions, especially in light of the order of the ACC issued on July 25, 2003 approving the transaction. A copy of the order is filed herewith as Exhibit D-2.

Rule 54 Analysis.

     Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator (“EWG”), as defined in Section 32 of the Act or a foreign utility company (“FUCO”), as defined in Section 33 of the Act, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

     Xcel Energy does not satisfy the requirements of Rule 53(a)(1). On March 7, 2002 (Holding Co. Act Release No. 27494) ( the “100% Order”), the Commission authorized Xcel Energy to invest up to 100% of its consolidated retained earnings, as defined in Rule 53, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of June 30, 2002, Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(l), was $2,406 million3. Xcel Energy’s consolidated retained earnings, as defined in Rule 53, at June 30, 2002, was $2,521.0 million. These investments by Xcel Energy were made in compliance with the 100% Order.

     Xcel Energy has made no additional investment in any EWGs or FUCOs since June 30, 2002. However, during the third quarter of 2002, Xcel Energy International Inc. sold its interest in Yorkshire Power Group Limited. As a result, Xcel Energy’s aggregate investment in EWGs and FUCOs was reduced by approximately $36.9 million.

     As a result of a significant loss in respect of impairment charges recorded by NRG in 2002 and additional losses at NRG during the first six months of 2003, the consolidated retained earnings of Xcel Energy have been reduced by more than $2.7 billion. Thus, at this time, Xcel Energy has no capacity to make any additional investments in EWGs and FUCOs, without further authorization from the Commission.

     Xcel Energy currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel Energy system’s domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

     The circumstances described in Rule 53(b)(1) have occurred. NRG filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code on May 14, 2003. The book value of NRG’s assets

[3]	For purposes of these calculations, Xcel Energy’s investment in NRG has been included as an investment in EWGs and FUCOs, even though NRG itself is not qualified as an EWG or FUCO, but rather serves as an intermediate holding company for EWG, FUCO and Rule 58 energy-related businesses.

exceeds 10 percent of the consolidated retained earnings of Xcel Energy.

     The circumstances described in Rule 53(b)(2) have occurred. Xcel Energy’s retained earnings declined by more than $2.6 billion as of December 31, 2002 from impairment charges recorded at NRG and declined an additional $143.6 million during the six months ended June 30, 2003 from additional impairment charges and other losses at NRG. The average consolidated retained earnings of Xcel Energy for the four quarterly periods ended June 30, 2003 was $677.1 million, or a decrease of 73% from the average of Xcel Energy’s consolidated retained earnings for the four quarterly periods ended June 30, 2002 of $2.5 Billion. In addition, Xcel Energy’s “aggregate investment” in EWGs and FUCOs as of June 30, 2003 of $2.366 billion exceeded 2% of the total capital invested in utility operations.

     The circumstances described in Rule 53(b)(3) have also occurred. For calendar year 2002 Xcel Energy reported operating losses attributable to its investment in NRG, which in turn has investments in EWGs and FUCOs, which exceed an amount equal to 5% of consolidated retained earnings. NRG reported an operating loss (after tax) of approximately $3.5 billion for 2002. This amount is over 250% of the consolidated retained earnings (as defined in Rule 53(a)(1)) of Xcel Energy for the four quarters ended December 31, 2002 of $1,297.5 million.

     Xcel Energy respectfully submits that the requirements of Rule 53(c) are met. For the reason set forth below, Xcel Energy believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Xcel Energy and its remaining Utility Subsidiaries.

     Moreover, the other Utility Subsidiaries and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the public utility subsidiaries will continue to be maintained at not less than 30%. Furthermore, the common equity ratios of the remaining Utility Subsidiaries will not be effected by the proposed transactions. In addition, each of the public utilities is subject to regulation by state commissions that are able to protect utility customers within their respective states.

     Black Mountain is neither an EWG nor a FUCO and the proceeds from the sale of Black Mountain will not be used by Xcel Energy for investments in EWGs or FUCOs. Furthermore, the sale of Black Mountain has no effect on the capitalization and earnings of Xcel Energy’s EWGs and FUCOs and any effect on the capitalization and earnings of Xcel Energy is insignificant.

     Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Xcel Energy has an ownership interest upon the Xcel Energy system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Declaration. The action requested in this Declaration would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Xcel Energy’s EWGs and FUCOs, have a material adverse effect on the financial integrity of the Xcel Energy system, or an adverse impact on Xcel Energy’s public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

ITEM IV. Regulatory Approval.

     Arizona Corporation Commission.

     The sale and transfer of the Stock by Xcel Energy to Southwest is subject to the jurisdiction of the ACC to the extent that Xcel Energy is required to notify the ACC that it is selling the Stock and Southwest, as purchaser, is required to obtain the approval of the ACC to acquire the Stock. Southwest has filed an application for approval of the proposed transaction and related matters with the ACC on June 6, 2002, which also serves as the notification by Xcel Energy. A copy of such application is filed herewith as Exhibit D-1. On July 25, 2003, the ACC approved the proposed transaction. A copy of the ACC order is filed herewith as Exhibit D-2.

     No other state or federal commission (other than the Commission) has jurisdiction with respect to the proposed transaction.

ITEM V. Procedure.

     It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission’s decision, and (iii) there be no waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

ITEM VI. Exhibits and Financial Statements.

1.	Exhibits:

Exhibit
No.	Description of Document

A-1	Articles of Incorporation and Amendments of Xcel Energy Inc. (incorporated by reference to Exhibit 4.01 to Form 8-K filed on August 21, 2000, File No. 1-3034)

A-2	Bylaws of Xcel Energy Inc. (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 filed on October 25, 2000, File No. 333-48590)

B-1	Stock Purchase Agreement dated May 24,2002, as amended, between Xcel Energy and Southwest**

C	Not applicable

D-1	Application to Arizona Corporation Commission (excluding exhibits and testimony which applicant will supply upon request of the Commission)*

D-2	Order by Arizona Corporation Commission**

E	Not applicable

F-1	Opinion of Counsel*

G	Proposed Form of Notice**

*	Previously filed.

**	Filed herewith.

2.	Financial Statements:

Exhibit No.	Description of Document

1.1	Consolidated Balance Sheet of Xcel Energy as of December 31, 2002 (incorporated by reference to Form 10-K of Xcel Energy for the year ended December 31, 2002, File No. 1-3034)

1.2	Consolidated Statement of Income of Xcel Energy for the year ended December 31, 2002 (incorporated by reference to Form 10-K of Xcel Energy for the year ended December 31, 2002, File No. 1-3034)

1.3	Consolidated Balance Sheet of Xcel Energy as of June 30, 2003 (incorporated by reference to Form 10-Q of Xcel Energy for the fiscal quarter ended June 30, 2003, File No. 1-3034)

1.4	Consolidated Statement of Income of Xcel Energy for the period ended June 30, 2003 (incorporated by reference to Form 10-Q of Xcel Energy for the fiscal quarter ended June 30, 2003, File No. 1-3034)

ITEM VII. Information as to Environmental Effects.

     No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions. Reference is made to Item IV hereof regarding regulatory approvals with respect to the proposed transactions.

SIGNATURE

     Pursuant to the Requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Xcel Energy Inc.

By: /s/ Gary R. Johnson

Gary R. Johnson
Vice President and General Counsel

Date: August 22, 2003